108 Cliffside Drive
Canandaigua, NY 14424

## Balance Sheet

| | As of: Dec 31, 2016 |
|---|---|
| ASSETS | |
| Current Assets | |
| Checking/Savings | |
| American Spirits Account | 500.00 |
| ESL Business Checking | 30,460.62 |
| ESL Business Savings | 12,529.50 |
| Petty Cash XOF | 5,673.54 |
| Total Checking/Savings | 49,163.66 |
| Accounts Receivable | |
| Accounts Receivables | 9,410.40 |
| Total Accounts Receivable | 9,410.40 |
| Other Current Assets | |
| Inventory Asset | 2,751.54 |
| Total Other Current Assets | 2,751.54 |
| Total Current Assets | 61,325.60 |
| Fixed Assets | |
| Accumulated Depreciation | -2,435.00 |
| Automobile | 1,409.47 |
| Furniture and Equipment | 1,907.80 |
| Intangible Assets | 2,500.00 |
| Total Fixed Assets | 3,382.27 |
| Other Assets | |
| La Distillerie Beninoise | 71,638.59 |
| Total Other Assets | 71,638.59 |
| TOTAL ASSETS | **136,346.46** |
| LIABILITIES & EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 10,105.73 |
| Total Accounts Payable | 10,105.73 |
| Total Current Liabilities | 10,105.73 |
| Total Liabilities | 10,105.73 |

108 Cliffside Drive
Canandaigua, NY 14424

| | |
|---|---|
| **Equity** | |
| Convertible Debt | 248,022.20 |
| Opening Balance Equity | 500.00 |
| Retained Earnings | -175,357.09 |
| Wefunder Convertible Debt | 81,782.64 |
| Net Income | -28,707.02 |
| **Total Equity** | 126,240.73 |
| **TOTAL LIABILITIES & EQUITY** | **136,346.46** |

## Income Statement

| | Jan - Dec 16 |
|---|---|
| Ordinary Income/Expense | |
| Income | |
| Interest and Dividends | 9.71 |
| Sales | 9,410.40 |
| Total Income | 9,420.11 |
| Cost of Goods Sold | |
| Cost of Goods Sold | 3,684.44 |
| Freight and Shipping Costs | 4,437.85 |
| Product Samples Expense | 70.61 |
| Total COGS | 8,192.90 |
| Gross Profit | 1,227.21 |
| Expense | |
| Advertising and Promotion | 4,681.86 |
| Automobile Expense | 785.74 |
| Bank Service Charges | 250.57 |
| Computer and Internet Expenses | 445.69 |
| Depreciation Expense | 551.00 |
| Dues and Subscriptions | 160.12 |
| Factory Equipment and Supplies | 4,256.25 |
| Insurance Expense | 4,318.89 |
| La Distilleries Expenses | -13,179.90 |
| Meals and Entertainment | 475.43 |
| Office Supplies | 102.95 |
| Professional Fees | 9,353.66 |
| Rent Expense | 10,116.77 |
| Repairs and Maintenance | 1,117.59 |
| Tax Witholdings | 2,319.74 |
| Telephone Expense | 1,298.20 |
| Travel Expense | 2,879.67 |
| Total Expense | 29,934.23 |
| Net Ordinary Income | -28,707.02 |
| Net Income | **-28,707.02** |

108 Cliffside Drive
Canandaigua, NY 14424

## Cash Flow Statement

| | Jan - Dec 16 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -28,707.02 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| Accounts Receivables | -9,410.40 |
| Inventory Asset | -2,751.54 |
| Accounts Payable | 6,790.18 |
| Net cash provided by Operating Activities | -34,078.78 |
| INVESTING ACTIVITIES | |
| Accumulated Depreciation | 551.00 |
| La Distillerie Beninoise | -21,460.64 |
| Net cash provided by Investing Activities | -20,909.64 |
| FINANCING ACTIVITIES | |
| Convertible Debt | 18,065.44 |
| Wefunder Convertible Debt | 81,782.64 |
| Net cash provided by Financing Activities | 99,848.08 |
| Net cash increase for period | 44,859.66 |
| Cash at beginning of period | 4,304.00 |
| Cash at end of period | **49,163.66** |

## Statements of Changes in Stockholders' Equity

| | |
|---|---|
| **Beginning Equity** | 55,099.67 |
| Net Income | -28,707.02 |
| Additions to Convertible Debt | 18,065.44 |
| Additions to Wefunder Convertible Debt | 81,782.64 |
| **Ending Equity Balance** | **126,240.73** |

## Notes to the Financial Statements

1. VooDoo Spirits started the US import of TAMBOUR ORIGINAL, a liquor produced by the fully owned subsidiary, La Distillerie Béninoise, SARL, located in Benin, West Africa. VooDoo Spirits owns the intellectual property of this product including formula and Trademark registration.
2. Intangible assets listed are for the TAMBOUR ORIGINAL trademark and are listed solely as the amount in filing and professional fees to prepare the application of the trademark.
3. The value of the subsidiary company, La Distillerie Béninoise, SARL is consolidated as a single line item under other assets, taking a conversion of the asset value reported for the company, converted into USD at the average rate for 2016.
4. In the equity portion, Convertible Debt Notes include both those which have and those which have not directly converted into equity.